                                  SCHEDULE 14A
                                 (RULE 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

 PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

Filed by the Registrant / /

Filed by a Party other than the Registrant /X/

Check the appropriate box:

         /X/      Preliminary Proxy Statement

         / /      Confidential,  for Use of the Commission Only (as permitted by
                  Rule 14a-6(e)(2))

         / /      Definitive Proxy Statement

         / /      Definitive Additional Materials

         / /      Soliciting Material Under Rule 14a-12

                               NOVOSTE CORPORATION
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                (Name of Registrant as Specified in Its Charter)

                             STEEL PARTNERS II, L.P.
                             STEEL PARTNERS, L.L.C.
                             WARREN G. LICHTENSTEIN
                                J.L. HOWARD, INC.
                                   JACK HOWARD
                                   JOHN QUICKE
                                 JAMES HENDERSON
                                JOSHUA SCHECHTER
                                  HARVEY BAZAAR
                                LEONARD TOBOROFF
--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

         Payment of Filing Fee (Check the appropriate box):

         / /      No fee required.

         / /      Fee computed on table below per Exchange Act Rules 14a-6(i)(1)
                  and 0-11.

         (1) Title of each class of securities to which transaction applies:

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         (2) Aggregate number of securities to which transaction applies:

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         (3) Per unit price or other  underlying  value of transaction  computed pursuant to  Exchange  Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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         (4) Proposed maximum aggregate value of transaction:

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         (5) Total fee paid:

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         / / Fee paid previously with preliminary materials:

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         / / Check box if any part of the fee is offset as  provided by Exchange
Act Rule  0-11(a)(2)  and identify the filing for which the  offsetting  fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1) Amount previously paid:

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         (2) Form, Schedule or Registration Statement No.:

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         (3) Filing Party:

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         (4) Date Filed:

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED FEBRUARY 28, 2006

                        THE NOVOSTE FULL VALUE COMMITTEE

                                                                  March __, 2006

Fellow Shareholders:

         The members of The Novoste Full Value Committee (the  "Committee")  are
collectively  the  largest  shareholders  of  Novoste  Corporation,   a  Florida
corporation  ("Novoste" or the  "Company").  The Committee does not believe that the current Board of Directors of the Company is acting in your best  interests, as discussed  in further  detail in the section  entitled  "Reasons for Removing
Existing Directors" in the attached Proxy Statement.  The Committee is therefore seeking  your  support at the  special  meeting of  shareholders  (the  "Special
Meeting"),  called by the Company at the request of the Committee,  scheduled to be held at  ____________________  located  at  ________________________________,
__________  on April 13, 2006,  at _______ A.M.  (local time) for the purpose of removing all of the  directors  serving on the Board of Directors of the Company at the time of the Special Meeting,  without cause, and electing the Committee's slate of director nominees,  Jack Howard, John Quicke,  Joshua Schechter,  James
Henderson, Harvey Bazaar and Leonard Toboroff.

         The Committee urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing,  dating and returning the enclosed GOLD proxy card today.  The attached Proxy  Statement and the enclosed GOLD proxy card are first being  furnished to the  shareholders on or about March __, 2006.  If you have  already  voted  against the  proposals described  in the Proxy  Statement,  you have every right to change your vote by either  voting  in person at the  Special  Meeting  or by  signing,  dating  and returning a later dated proxy card either  directly to the  Committee in care of
MacKenzie  Partners,  Inc.  at the  address  set forth on the back  cover of the attached Proxy Statement, or to Novoste with a photostatic copy to the Committee in care of MacKenzie  Partners,  Inc. at the address set forth on the back cover of the attached Proxy Statement.

         If you have any  questions  or require any  assistance  with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers listed on the following page.

                                                Thank you for your support,

                                                Warren Lichtenstein
                                                The Novoste Full Value Committee

--------------------------------------------------------------------------------

  IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GOLD PROXY CARD,
               OR NEED ADDITIONAL COPIES OF THE COMMITTEE'S PROXY
                MATERIALS, PLEASE CALL MACKENZIE PARTNERS AT THE
                           PHONE NUMBERS LISTED BELOW.

                            MACKENZIE PARTNERS, INC.

                               105 Madison Avenue
                               New York, NY 10016
                           proxy@mackenziepartners.com

                          (212) 929-5500 (Call Collect)
                                       or
                            TOLL-FREE (800) 322-2885

--------------------------------------------------------------------------------

                         SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                               NOVOSTE CORPORATION

                            -------------------------

                                 PROXY STATEMENT
                                       OF
                        THE NOVOSTE FULL VALUE COMMITTEE

                            -------------------------

          PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

         The members of The Novoste Full Value Committee (the  "Committee")  are
collectively the largest  shareholders of Novoste Corporation  ("Novoste" or the
"Company").  The Committee  does not believe that the current Board of Directors of  Novoste  (the  "Novoste  Board")  is  acting  in the best  interests  of the shareholders,  as discussed in further detail in the section  entitled  "Reasons for Removing  Existing  Directors."  The  Committee  is  therefore  seeking your support at the special meeting of shareholders (the "Special  Meeting"),  called by the  Company  at the  request  of the  Committee,  scheduled  to be  held  at
______________________________    located   at   ______________________________,
_________,  __________ on April 13, 2006,  at ___ A.M.  (local time) to take the following actions:

         1.       To  remove  all of the  directors  serving  on  the  Board  of
                  Directors  of the Company at the time of the  Special  Meeting without cause; and

         2.       To elect the  Committee's  slate of  director  nominees,  Jack
                  Howard, John Quicke, Joshua Schechter, James Henderson, Harvey
                  Bazaar and Leonard Toboroff (the "Nominees").

         THE   EFFECTIVENESS   OF  PROPOSAL  NO.  2  IS  CONDITIONED   UPON  THE
EFFECTIVENESS OF PROPOSAL NO. 1.

         As of  March  __,  2006,  the  approximate  date on  which  this  Proxy
Statement is being mailed to shareholders, the members of the Committee were the beneficial  owners of an  aggregate of 800,000  shares (the  "Shares") of common
stock,  $0.01  par  value  (the  "Common  Stock"),   which  currently  represent
approximately 19.6% of the issued and outstanding Common Stock, all of which are entitled to be voted at the Special Meeting.  The Committee is composed of Steel
Partners II, L.P., a Delaware  limited  partnership  ("Steel  Partners"),  Steel
Partners,  L.L.C., a Delaware limited liability  company  ("Partners LLC"), J.L.
Howard, Inc., a New York corporation ("J.L. Howard"), Warren G. Lichtenstein and each of the Nominees.  Each of these  individuals  and entities are members of a group  formed  in  connection  with  this  proxy  solicitation  and  are  deemed participants in this proxy  solicitation.  See "Other Participant  Information."
This  Proxy  Statement  and the GOLD  proxy card are first  being  furnished  to
Novoste's shareholders on or about March __, 2006.

         Novoste has set the record date for determining  shareholders  entitled to  notice of and to vote at the  Special  Meeting  as  February  22,  2006 (the
"Record Date").  The principal  executive offices of Novoste are located at 4350
International Boulevard, Norcross, GA 30093. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Special  Meeting.
As of the Record Date, there were ______ shares of Common Stock  outstanding and entitled to vote at the Special Meeting.  The participants in this  solicitation intend to vote all of their Shares FOR each of the proposals described herein.

THE COMMITTEE URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF
THE REMOVAL AND REPLACEMENT OF ALL THE DIRECTORS SERVING ON THE NOVOSTE BOARD AT
THE TIME OF THE SPECIAL MEETING.

IF YOU HAVE ALREADY SENT A PROXY CARD  FURNISHED BY NOVOSTE'S  MANAGEMENT TO THE
NOVOSTE  BOARD,  YOU MAY REVOKE  THAT  PROXY AND VOTE FOR EACH OF THE  PROPOSALS
DESCRIBED IN THIS PROXY STATEMENT BY SIGNING,  DATING AND RETURNING THE ENCLOSED
GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY
MAY BE REVOKED AT ANY TIME PRIOR TO THE SPECIAL  MEETING BY DELIVERING A WRITTEN
NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE SPECIAL MEETING OR BY VOTING
IN  PERSON AT THE  SPECIAL  MEETING.  ALTHOUGH  A  REVOCATION  IS  EFFECTIVE  IF
DELIVERED  TO NOVOSTE,  STEEL  PARTNERS  REQUESTS  THAT  EITHER THE  ORIGINAL OR
PHOTOSTATIC  COPIES OF ALL  REVOCATIONS  BE MAILED TO STEEL  PARTNERS IN CARE OF
MACKENZIE  PARTNERS,  INC.  AT THE  ADDRESS  SET FORTH ON THE BACK COVER OF THIS
PROXY STATEMENT.

                                      -2-

                                    IMPORTANT

         YOUR VOTE IS  IMPORTANT,  NO MATTER HOW FEW SHARES OF COMMON  STOCK YOU
OWN. THE COMMITTEE  URGES YOU TO SIGN,  DATE, AND RETURN THE ENCLOSED GOLD PROXY
CARD TODAY TO VOTE FOR THE REMOVAL AND  REPLACEMENT OF THE DIRECTORS  SERVING ON
THE NOVOSTE BOARD AT THE TIME OF THE SPECIAL MEETING.

     o   If your shares are  registered  in your own name,  please sign and date the  enclosed  GOLD  proxy  card and  return it to the  Committee,  c/o
         MacKenzie Partners, Inc., in the enclosed envelope today.

     o   If any of your shares are held in the name of a brokerage  firm,  bank, bank nominee or other  institution on the Record Date, only it can vote such  shares  and only  upon  receipt  of your  specific  instructions.
         Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GOLD proxy card. The
         Committee  urges you to  confirm  your  instructions  in writing to the person  responsible  for your  account  and to  provide  a copy of such instructions  to the Committee,  c/o MacKenzie  Partners,  Inc., who is
         assisting in this  solicitation,  at the address and telephone  numbers set forth below, and on the back cover of this Proxy Statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

                 If you have any questions regarding your proxy,
             or need assistance in voting your shares, please call:

                            MACKENZIE PARTNERS, INC.

                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                           proxy@mackenziepartners.com

                                       or
                          CALL TOLL FREE (800) 322-2885

                                      -3-

                           BACKGROUND TO SOLICITATION

         The members of the Committee  beneficially  own an aggregate of 800,000 shares of Common  Stock,  representing  approximately  19.6% of the  issued  and outstanding  Common Stock.  As the largest  shareholder of Novoste,  we have one goal - to  maximize  the value of the  shares for all  shareholders.  Our recent efforts to maximize  shareholder value is summarized in the following chronology of events leading up to this proxy solicitation:

PREVIOUS COMMUNICATIONS WITH NOVOSTE

APRIL 4, 2005 LETTER

         On April 4, 2005,  Steel  Partners  delivered  a letter to the  Novoste
Board (the "April 4 Letter")  expressing its  disapproval of Novoste's  proposed plan to  liquidate  its  vascular  brachytherapy  products  business,  its  only remaining  line of  business.  Steel  Partners  stated in the letter that in the event a liquidation  proposal is put to a vote of  shareholders,  Steel Partners would vote all its shares  against such proposal.  Steel Partners  stated in the letter that it believed  Novoste should liquidate its operating  assets,  retain its cash and net operating loss  carryforwards  and continue as a going concern.
Steel  Partners also  recommended  that Novoste should appoint a new and smaller board of directors (to be selected with significant input from the shareholders)
who would seek to redeploy Novoste's capital.

SEPTEMBER 7, 2005 LETTER

         On September 7, 2005,  Steel Partners  again  delivered a letter to the
Novoste Board (the  "September 7 Letter")  informing it that Steel  Partners had voted all of its shares  against the proposals  relating to the proposed  merger with ONI Medical Systems,  Inc. (the "ONI Merger") at Novoste's  special meeting of  shareholders  held on September  14,  2005.  Steel  Partners  stated that it believed ONI Medical Systems, Inc. was a poorly chosen merger candidate and that the ONI Merger provided no benefits or upside to the shareholders, significantly increased the risks to Novoste and its shareholders  and had significant  costs.
Steel  Partners also expressed its  disapproval of Novoste's  formation of rabbi trusts with  shareholders'  cash.  Novoste  subsequently  terminated  its merger agreement with ONI Medical Systems, Inc. after Novoste's shareholders voted down the issuance of shares of Common Stock necessary to complete the merger.

NOVEMBER 21, 2005 LETTER

         On November  15,  2005,  the Novoste  Board filed a  preliminary  proxy statement (the  "Liquidation  Proxy Statement") with the Securities and Exchange
Commission  ("SEC") requesting its shareholders to attend a special meeting (the
"Liquidation Special Meeting") to approve and adopt a plan of dissolution and to approve the transactions contemplated thereby pursuant to which the Company will be dissolved  and  liquidated  (the  "Proposed  Liquidation")  and the Company's
remaining cash ultimately would be distributed to its shareholders.  The Company stated in the Liquidation  Proxy Statement that such a plan of dissolution would provide for the voluntary liquidation, winding up and dissolution of the Company and its current intention is that the dissolution would take place following the completion of the asset sale  transaction  or the completion of the winding down
of  its  vascular   brachytherapy  (VBT)  products  business.  If  the  plan  of

                                      -4-

dissolution is approved by the  shareholders  of the Company and  implemented by it, the Company stated that it will liquidate its remaining  assets,  satisfy or make reasonable  provisions for the  satisfaction of its remaining  obligations, and make distributions to shareholders of any available liquidation proceeds, as well as remaining  cash. If the Novoste Board  determines  that  dissolution and liquidation  are not in the best  interests of the Company's  shareholders,  the
Novoste  Board may direct  that the plan of  dissolution  be  abandoned,  either before  or  after  shareholder  approval,  or may  amend or  modify  the plan of dissolution  to the extent  permitted by Florida law,  without the  necessity of further shareholder approval.

         On November 21, 2005, Steel Partners  delivered a letter to the Novoste
Board  (the  "November  21  Letter"  and  together  with the April 4 Letter  and
September 21 Letter, the "Steel Partners Letters") expressing its disappointment with the Novoste  Board's  decision to file the  Liquidation  Proxy Statement to approve, among other things, the Proposed Liquidation, which Steel Partners does not believe is in the best  interest of Novoste's  shareholders.  In the letter,
Steel Partners also expressed its view that the Novoste Board's authorization to fund over $4 million into rabbi trusts in order to make  payments to  executives and other employees upon a change in control  constituted a blatant disregard by the Novoste  Board of the  interests of its  shareholders.  Steel  Partners also expressed  several  concerns as to whether the  Novoste  Board may have  further breached its fiduciary  duty with respect to its letter  agreement  with certain senior  executives which would result in payments  aggregating over $1.7 million and that one of the rabbi  trusts is  over-funded  by over a $1  million.  Steel
Partners  stated in the letter its  intention to vote all of its shares  against the Proposed  Liquidation,  as well as to file proxy  material  with the SEC and actively  solicit  proxies in  opposition  to the  Proposed  Liquidation.  Steel
Partners  further  reiterated  its demands that Novoste  immediately  redeem its shareholder  rights plan and that the Novoste Board be  reconstituted to include
Steel Partners' representatives.

         On  November  28,  2005,  Steel  Partners  filed  a  preliminary  proxy statement  soliciting proxies to oppose the approval of the Proposed Liquidation
(the  "Liquidation  Opposition Proxy  Statement").  Since then, both Novoste and
Steel  Partners  have  filed  definitive  proxy  statements  with the  SEC.  The
Liquidation Special Meeting is scheduled to be held on March 7, 2006.

FORMATION OF THE COMMITTEE

         On January 6, 2006, Steel Partners,  Partners LLC, J.L. Howard,  Warren
G.  Lichtenstein  and the  Nominees  formed  the  Committee  for the  purpose of soliciting  proxies in favor of the removal of all the directors  serving on the
Novoste Board at the time of the Special  Meeting without cause and the election of the Nominees.

THE COMMITTEE'S REQUEST TO THE COMPANY FOR SPECIAL MEETING

         On January 6, 2006, Steel Partners caused Cede & Co., the record holder of a majority of the shares  beneficially owned by Steel Partners,  to deliver a letter  to  Novoste  requesting  that the  Company  call a  special  meeting  of shareholders for the purpose of removing all the existing  directors  serving on the  Novoste  Board  and  replacing  them  with  the  Nominees.  Steel  Partners separately requested the Novoste Board to submit Steel Partners' special meeting proposals  for  business at the  Liquidation  Special  Meeting in order to spare
Novoste  and its  shareholders  the time and  expense of holding  two  meetings.
Novoste denied this request.

                                      -5-

                                 PROPOSAL NO. 1

                         REMOVAL OF DIRECTORS SERVING ON
                                  NOVOSTE BOARD

         According to the Fourth Amended and Restated  By-Laws (the "Bylaws") of
Novoste,  the shareholders may remove any director with or without cause, at any time, by the affirmative vote of a majority of the issued and outstanding shares entitled  to vote  for  the  election  of  directors  at a  special  meeting  of shareholders  called  for that  purpose.  We are  seeking  to remove  all of the existing  directors  serving  on the  Novoste  Board at the time of the  Special
Meeting without cause.

         The Novoste  Board is  currently  composed of seven  directors,  as set forth below:

Name                                             Current Position
----------------------------     -----------------------------------------------

Thomas D. Weldon                         Chairman of the Board, Director
Alfred J. Novak                  President and Chief Executive Officer, Director
J. Stephen Holmes                                    Director
Stephen I. Shapiro                                   Director
William E. Whitmer                                   Director
Charles E. Larsen                                    Director
Judy Lindstrom                                       Director

                     REASONS FOR REMOVING EXISTING DIRECTORS

         The  Committee  does not believe the current  directors  serving on the
Novoste Board are acting in the best interests of the  shareholders  for several reasons.  First,  for the past five years,  the Novoste  Board has been  seeking strategic  alternatives to enhance shareholder value without any success.  Steel
Partners,  the largest shareholder of the Company,  has consistently offered its advice regarding the Company's strategic  alternatives but the Novoste Board has not  responded  positively  to such  offers.  Second,  we believe  the  Proposed
Liquidation  recommended  by the Novoste  Board for approval at the  Liquidation
Special  Meeting is not in the best  interests of the  shareholders.  Third,  we believe  that the  creation  of rabbi  trusts  using the funds of the Company to ensure the  payment of  certain  termination  payments  of the  Company's  three highest paid employees in the event of a change of control despite the continued
losses of the Company is not the best use of the Company's assets.  Accordingly, it is the present intention of the Committee to proceed with the Special Meeting for the purpose of removing the existing  directors and replacing  them with the
Nominees.

INEFFECTIVE SEARCH FOR STRATEGIC ALTERNATIVES

         The Company stated in the Liquidation  Proxy Statement that the Novoste
Board has been considering  various strategic  alternatives for several years in anticipation  of  the  potential  negative  impact  of  the  market  release  of drug-eluting  stents.  In the latter part of 2000, the Novoste Board  considered various  opportunities to sell Novoste to strategic buyers, merge with potential partners or acquire  technologies and considered  transactions with more than 70 companies  throughout  2001 and 2002. The Company also stated in the Liquidation
Proxy Statement that in April 2003, the Company  engaged a financial  advisor to

                                      -6-

assist it in its review of strategic alternatives but the Novoste Board was also unsuccessful in its efforts and allowed its contract with the financial  advisor to expire. In the Liquidation  Proxy Statement,  the Company also stated that in
April 2004, the Company engaged Asante'  Partners  ("Asante'") as its investment banking and strategic financial advisor. Between April 2004 to May 2005, Asante'
identified  75  businesses as potential  candidates  for a business  combination transaction  and the Novoste  Board was still not  successful  in  identifying a strategic  transaction  until it  entered  into the  merger  agreement  with ONI
Medical  Systems,  Inc.  which was ultimately  turned down by the  shareholders.
These ineffective  attempts to find a strategic  alternative had led the Novoste
Board to the last resort, the Proposed Liquidation.

         Since  the  earlier  part of 2005,  Steel  Partners  has made  numerous efforts to  communicate  to the Novoste  Board  recommendations  on how it could maximize  shareholder value. In the April 4 Letter, Steel Partners requested the
Novoste Board to inform the public and give shareholders an opportunity to state their  views  before the  Company  entered  into a merger  agreement  or binding obligations that would utilize the Company's assets. Despite the April 4 Letter, the  Novoste  Board  held the  special  meeting to  consider  the ONI Merger and ignored Steel Partners' concerns. Ultimately, the ONI Merger was not approved by the  Company's  shareholders  after much expense to the Company which we believe could have been avoided.

         The Committee believes that it is time to change the composition of the
Novoste  Board to a board that is more  responsive  to the views and concerns of the Company's shareholders.  Since the Company is divesting its VBT business, we believe there is no need for the Novoste Board to be comprised of directors with extensive experience in the manufacture and distribution of medical devices. The
Committee  believes that what the Company needs now is a board of directors with experience in financial  restructuring and implementing  strategic  alternatives for distressed companies.  The Committee believes that the Nominees possess this kind of experience.

PROPOSED LIQUIDATION

         We do not believe the Novoste Board is acting in the shareholders' best interests by recommending the Proposed  Liquidation.  The following is a summary of the reasons why Steel Partners believes the shareholders  should vote against the Proposed Liquidation.  You should refer to the Liquidation  Opposition Proxy
Statement  for a more  detailed  discussion  on  Steel  Partners'  views  on the
Proposed Liquidation. The Committee shares the views expressed by Steel Partners in the Liquidation Opposition Proxy Statement.

--------------------------------------------------------------------------------
WE BELIEVE THE  PROPOSED  LIQUIDATION  IS NOT IN THE BEST  INTERESTS  OF NOVOSTE
SHAREHOLDERS   AS  IT  WILL   EXTINGUISH   THE  COMPANY'S  NET  OPERATING   LOSS
CARRYFORWARDS.   Novoste  has  a  significant   amount  of  net  operating  loss
carryforwards  which will all be extinguished in the event the Company  proceeds with the Liquidation. We believe a public company with significant net operating loss carryforwards, such as Novoste, may represent a valuable investment vehicle to companies  with taxable  income that wish to reduce their tax  liability.  We believe that this  potentially  valuable asset should not be  extinguished  as a result of the Liquidation.
--------------------------------------------------------------------------------

                                      -7-

--------------------------------------------------------------------------------
WE BELIEVE  THERE IS  SIGNIFICANT  POTENTIAL  VALUE TO  SHAREHOLDERS  IN NOVOSTE
REMAINING A PUBLIC COMPANY.  We believe that shareholder value will be maximized through maintaining Novoste as a public company.  There are significant benefits to remaining a public company as set forth in greater detail herein.  We believe that maintaining  Novoste's  status as a public reporting  company will preserve maximum flexibility for the Company in considering future opportunities.

WE BELIEVE MANAGEMENT'S METHOD OF LIQUIDATION MAY UNNECESSARILY  DEPLETE COMPANY
ASSETS.  While we clearly do not  believe  that the  Liquidation  is in the best interests  of  shareholders,  even if one were to proceed,  we believe  that the method of liquidation  proposed by the Novoste Board may  unnecessarily  deplete
Company  assets and divert a greater amount of the proceeds of those assets from shareholders to the liquidation  trustee. We do not believe the Company's assets should be put into a liquidating trust supervised by a corporate trustee.

WE BELIEVE THAT THERE ARE POTENTIALLY MORE FAVORABLE STRATEGIC OPPORTUNITIES FOR
NOVOSTE THAN THE PROPOSED LIQUIDATION.  We do not agree with the Novoste Board's assertion  that there is no definitive or clear  alternative  that would provide the opportunity for the  shareholders to receive value for their shares.  On the contrary,  we  believe  that  there are  potentially  more  favorable  strategic opportunities,  especially  after the sale of the VBT  business.  If the sale is consummated,  the Company will have a  significant  NOL  carryforward,  publicly traded  securities and will likely have no  operations,  making it an attractive merger candidate for a privately held operating company with taxable income that wishes to reduce its tax liability and obtain public company status.  We believe that this and other business  transactions  should be actively  investigated  in light of the  potential  sale of the  Company's VBT business and it is therefore premature for the Board to conclude that there are no other viable alternatives.
--------------------------------------------------------------------------------

                                      -8-

ESTABLISHMENT OF RABBI TRUSTS / AMENDING TERMINATION AGREEMENTS

         On May 20,  2005,  the same day that  Novoste  entered  into the merger agreement  with ONI  Medical  Systems,  Inc.,  Novoste  established  the Novoste
Corporation  Executive  Rabbi  Trust (the  "Executive  Trust")  and the  Novoste
Corporation  Employee Rabbi Trust (the "Employee  Trust," and collectively  with the Executive Trust,  the "Trusts")  pursuant to revocable trust agreements with
AST Trust  Company,  as trustee.  The Trusts were  established  to secure salary related  payments to named  Novoste  executives  and employees in the event of a change of control or potential change of control of the Company.

         On July 15, 2005, the Novoste Board  determined that a potential change of control of Novoste  had  occurred  as a result of Novoste  entering  into the merger agreement with ONI Medical Systems, Inc. As a result, by their terms, the
Trusts  became  irrevocable  until the date on which all  liabilities  have been satisfied  or July 15, 2006 if no change of control of Novoste  has  occurred by such date. On July 15, 2005, Novoste deposited  $3,409,082 to fund the Executive
Trust and $641,035 to fund the  Employee  Trust.  According to Company  filings, payments of $89,000 had already been made during the quarter ended September 30,
2005.

         Company management saw fit to set aside $500,000 of the Executive Trust fund to fund  beneficiaries'  legal costs associated with the enforcement of the
Executive  Trust.  Company  management  did not  provide a similar  fund for the
Employee Trust.

         On November  11, 2005,  Novoste  entered  into letter  agreements  (the
"letter  agreements")  with each of Alfred J.  Novak,  its  President  and Chief
Executive  Officer and a member of the Novoste  Board,  Daniel G. Hall, its Vice
President,  General  Counsel  and  Secretary,  and  Subhash C.  Sarda,  its Vice
President and Chief  Financial  Officer.  The letter  agreements  superceded the preexisting  termination  agreements and employment  agreements with the Company pursuant to which each such executive was entitled to receive severance payments upon a  termination  of his  employment  with Novoste  without cause or for good reason. The letter agreements accelerated the timing of payment of the severance amounts  to the three  executives  and  provided  for the  immediate  payment of substantial sums to the executives.  According to public filings,  the aggregate payments to be made by the Company pursuant to the letter agreements and certain settlement  and release  agreements  also  entered  into by the Company with six former officers of the Company,  total over $1.7 million (not including  ongoing base salary and benefits  through the  termination of employment with respect to
Messrs.  Novak,  Hall and Sarda).  Novoste also announced that it estimated that
the  Executive   Trust  was   over-funded  in  an  aggregate   amount  equal  to
approximately  $1,000,000 (not including the additional  $500,000  allocated for legal costs of beneficiaries).

         We believe that the Novoste Board did not act in its shareholders' best interests in establishing  the Trusts.  Establishment of the Trusts deprived the
Company of  critically  needed  working  capital.  In addition,  we believe that management's  decision  to set up a legal  costs  reserve  fund of  $500,000  to protect  against the possibility of a challenge to the legality of the Executive
Trust is  outrageous.  The Committee has not brought a breach of fiduciary  duty claim in response to the Novoste  Board's  decision to create the Trusts at this time.

                                      -9-

                                 PROPOSAL NO. 2

                         PROPOSAL TO ELECT THE NOMINEES

         The  Novoste  Board  is  currently  composed  of seven  directors.  The
Committee has nominated six Nominees. If Proposal 1 is approved resulting in the removal of all the current directors serving on the Novoste Board, the Nominees, if elected,  will  constitute  the entire board of  directors.  If elected,  the
Nominees will serve in the class specified next to his name below.

         We  believe  the  Nominees,  who have no current  affiliation  with the current members of the Novoste Board and  management,  will increase the quality of oversight by the Company's board of directors and will  effectively  exercise their fiduciary duties to the shareholders.  If elected,  the Nominees intend to cause Novoste to seek alternatives to maximize shareholder value including,  but not limited to,  engaging an investment  banking firm to assist in the review of available  strategic  alternatives,  selling  the  entire  company by means of a merger, tender offer or otherwise and taking any other action that will maximize the use of the Company's net operating loss carryforwards.

THE NOMINEES

         The following  information sets forth the name, age,  business address,
present  principal   occupation,   and  employment  and  material   occupations,
positions,  offices,  or  employments  for the  past  five  years of each of the
Nominees. Each of the Nominees is a citizen of the United States of America.

         JACK HOWARD (AGE 44) - Class III Director Nominee - Mr. Howard has been a registered principal of Mutual Securities,  Inc., a registered  broker-dealer, since  1989.  He has served as the Vice  President  and Vice  Chairman  of Steel
Partners,  Ltd.  ("SPL"),  a  management  and  advisory  company  that  provides management  services  to Steel  Partners  II,  L.P.  and its  affiliates,  since
December  2003.  Mr. Howard has served as Chairman of the Board of  WebFinancial
Corporation ("WebFinancial"), a consumer and commercial lender, since June 2005, as a  director  of  WebFinancial  since  1996  and as its Vice  President  since
December  1997.  From  December  1997 to May 2000,  he also served as Secretary,
Treasurer and Chief Financial Officer of WebFinancial. He has served as Chairman
of  the  Board  and  Chief  Executive  Officer  of  Gateway   Industries,   Inc.
("Gateway"),  a  provider  of  database  development  and web  site  design  and development  services,  since  February 2004, as Vice President of Gateway since
December 2001 and as a director of Gateway since May 1994. He is also a director of BNS Co. ("BNS"), a real estate management company, WHX Corporation ("WHX"), a holding company, and CoSine  Communications,  Inc., a global  telecommunications equipment  supplier.  The principal  business address of Mr. Howard is c/o Steel
Partners II, L.P., 590 Madison Avenue, 32nd Floor, New York, New York 10022. Mr.
Howard is deemed to  beneficially  own 663 shares of Common Stock of the Company owned by J.L.  Howard, a corporation  controlled by Mr. Howard.  For information regarding  purchases  and  sales  during  the past two  years by J.L.  Howard of securities  of the  Company  that are  deemed  to be  beneficially  owned by Mr.
Howard, see Schedule I.

                                      -10-

         JOHN  QUICKE  (Age 56) - Class III  Director  Nominee - Mr.  Quicke has
served as a Vice President of SPL since September 2005. Mr. Quicke has served as a director of WHX since July 2005 and as a Vice President since October 2005. He
served  as  a  director,   President  and  Chief  Operating   Officer  of  Sequa
Corporation, a diversified industrial company, from 1993 to March 2004, and Vice
Chairman and  Executive  Officer of Sequa from March 2004 to March 2005. As Vice
Chairman and  Executive  Officer of Sequa,  Mr. Quicke was  responsible  for the
Automotive,  Metal Coating, Specialty Chemicals,  Industrial Machinery and Other
Product operating  segments of the company.  From March 2005 to August 2005, Mr.
Quicke  occasionally served as a consultant to Steel Partners and explored other business  opportunities.  The  principal  business  address of Mr. Quicke is c/o
Steel  Partners II, L.P.,  590 Madison  Avenue,  32nd Floor,  New York, New York
10022.  Mr.  Quicke does not  beneficially  own,  and has not  purchased or sold during the past two years, any securities of the Company.

         JAMES  HENDERSON (AGE 48) - Class II Director  Nominee - Mr.  Henderson
has served as a Vice President of SPL and its predecessor  since August 1999. He has served as a director and Chief Executive Officer of WebFinancial  since June
2005, as President and Chief Operating  Officer of  WebFinancial  since November
2003,  and was the Vice  President of  Operations  from  September  2000 through
December 2003. He has served as a director of WebBank, a wholly-owned subsidiary of  WebFinancial,  since March 2002 and was the acting Chief  Executive  Officer from  November  2004 to May 2005.  He has served as a director of BNS since June
2004 and as a director and Chairman of Del Global Technologies Corp., a designer and manufacturer of medical imaging and diagnostic systems,  since November 2003 and May 2005, respectively.  He served as a director of ECC International Corp., a  manufacturer  and  marketer of  computer-controlled  simulators  for training personnel to perform  maintenance and operator  procedures on military  weapons, from December 1999 to September 2003 and as acting Chief Executive  Officer from
July 2002 to March 2003. He has served as a director of SL  Industries,  Inc., a designer and producer of  proprietary  advanced  systems and  equipment  for the power and data quality industry, since January 2002. Mr. Henderson has served as
President of Gateway since December  2001.  From January 2001 to August 2001, he served as  President  of MDM  Technologies,  Inc.,  a direct mail and  marketing company.  The principal  business address of Mr. Henderson is c/o Steel Partners
II,  L.P.,  590 Madison  Avenue,  32nd  Floor,  New York,  New York  10022.  Mr.
Henderson  does not  beneficially  own, and has not purchased or sold during the past two years, any securities of the Company.

         JOSHUA  SCHECHTER (AGE 32) - Class II Director  Nominee - Mr. Schechter
has served as a Vice  President  of SPL since July 2001.  Mr.  Schechter  was an
Associate in the corporate  finance group of Imperial Capital LLC, a provider of mergers and acquisitions advisory services, from March 1998 to June 2001. He was a Senior  Analyst at Leifer  Capital,  an investment  bank,  from August 1997 to
February 1998. He was a Tax  Consultant at Ernst & Young,  LLP from January 1996 to July 1997.  He  currently  serves as a director  of WHX and as a director  of
Jackson Products,  Inc., a provider of industrial safety products. The principal business  address of Mr.  Schechter is c/o Steel  Partners II, L.P., 590 Madison
Avenue,   32nd  Floor,  New  York,  New  York  10022.  Mr.  Schechter  does  not beneficially  own, and has not purchased or sold during the past two years,  any securities of the Company.

         HARVEY J. BAZAAR (AGE 65) - Class I Director Nominee - Mr. Bazaar spent
38 years as an accountant with Coopers & Lybrand and  PriceWaterhouseCoopers and retired  as a Senior  Partner  in June  2000.  During  his time  with  Coopers &
Lybrand,  he served as a member of the Executive  Committee and was the Managing
Partner of the New York office. From September 2001 to December 2002, he briefly came  out of  retirement  to  serve as Chief  Operating  Officer  of DML  Global
Services,  a provider of back office  services for private equity funds,  during which time the company was acquired by BISYS Group, Inc. Mr. Bazaar is currently

                                      -11-

a director of BKF Capital Group, Inc., a public holding company of an investment management  firm.  The  principal  business  address of Mr. Bazaar is 13 Skyline
Drive,  North Caldwell,  New Jersey 07006. Mr. Bazaar does not beneficially own, and has not purchased or sold during the past two years,  any  securities of the
Company.

         LEONARD TOBOROFF (AGE 73) - Class I Director Nominee - Mr. Toboroff has
served as a Vice Chairman of the Board of Allis-Chalmers Energy Inc., a provider of products and services to the oil and gas industry,  since May 1988 and served as Executive  Vice  President  from May 1989 until February 2002. He served as a director and Vice President of Varsity  Brands,  Inc.  (formerly  Riddell Sports
Inc.),  a provider of goods and  services to the school  spirit  industry,  from
April  1998  until it was  sold in  September  2003.  Mr.  Toboroff  has been an
Executive  Director of Corinthian  Capital  Group,  LLC, a private  equity fund, since October 2005.  He is also a director of Engex Corp.,  a closed-end  mutual fund. The principal  business  address of Mr. Toboroff is 39 N. Moore, New York,
New York 10013. Mr. Toboroff does not beneficially own, and has not purchased or sold during the past two years, any securities of the Company.

         Assuming the Novoste Board is still fixed at seven directors at the time of the Special Meeting, if all the current directors serving on the Novoste
Board are removed and all the Nominees are elected at the Special Meeting, there will be one vacancy on the Novoste Board. If elected, and to the extent such vacancy in fact exists, it is currently anticipated that the Nominees will fix the number of board members at six. The shareholders of Novoste will not be given an opportunity to fill this vacancy. If the Novoste Board consists of six directors, the potential for a voting deadlock will exist, which could make it difficult for the directors to come to a consensus regarding matters that are important to the Company.

         The Nominees intend to take the actions described above, subject to their fiduciary duties. However, we cannot guarantee what actions the Nominees will take if elected. There can be no assurance that the actions described above, including maximization of the use of Novoste's net operating loss carryforwards, will be implemented by the Nominees if they are elected or that the election of the Nominees will enhance shareholder value. Your vote to elect the Nominees does not constitute a vote in favor of our value enhancing plans for Novoste. Your vote to elect the Nominees will have the legal effect of replacing the directors serving on the Novoste Board at the time of the Special
Meeting with the Nominees.

         The Nominees will not receive any  compensation  from the Committee for their services as directors of Novoste.  Other than as stated herein,  there are no arrangements or understandings  between the Committee and any of the Nominees or any other person or persons pursuant to which the nomination described herein is to be made,  other than the  consent by each of the  Nominees  to be named in this Proxy Statement and to serve as a director of Novoste if elected as such at the Special Meeting.  The Nominees are not  beneficiaries of an  indemnification agreement in  connection  with their  activities  relating to the  solicitation.
Except as otherwise set forth herein, none of the Nominees is a party adverse to
Novoste or any of its subsidiaries or has a material interest adverse to Novoste or any of its subsidiaries in any material pending legal proceedings.

         The Committee does not expect that the Nominees will be unable to stand for  election,  but,  in the event that such  persons are unable to serve or for good cause will not serve,  the shares  represented  by the enclosed  GOLD proxy card will be voted for substitute nominees, to the extent this is not prohibited under the Bylaws and  applicable  law. In addition,  the Committee  reserves the right to nominate substitute persons, to the extent this is not prohibited under the Bylaws and applicable  law, if Novoste makes or announces any changes to its
Bylaws or takes or announces any other action that has, or if consummated  would have,  the  effect of  disqualifying  the  Nominees.  In any such  case,  shares represented  by the enclosed  GOLD proxy card will be voted for such  substitute nominees.  The Committee reserves the right to nominate  additional  persons, to the  extent  this is not  prohibited  under the Bylaws and  applicable  law,  if
Novoste increases the size of the Novoste Board above its existing size.

         THE COMMITTEE URGES YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE
ENCLOSED GOLD PROXY CARD.

                                      -12-

                           VOTING AND PROXY PROCEDURES

         Only  shareholders  of record on the Record  Date will be  entitled  to notice of and to vote at the  Special  Meeting.  Each  share of Common  Stock is entitled to one vote.  Shareholders  who sell shares of Common  Stock before the
Record Date (or acquire  them without  voting  rights after the Record Date) may not vote such  shares.  Shareholders  of record on the Record  Date will  retain their voting  rights in  connection  with the Special  Meeting even if they sell such shares after the Record Date. Based on publicly available information,  the
Committee  believes  that the only  outstanding  class of  securities of Novoste entitled to vote at the Special Meeting is the shares of Common Stock.

         Shares  represented by properly executed GOLD proxy cards will be voted at the Special  Meeting as marked and, in the absence of specific  instructions, will be voted FOR the  proposal to remove the  directors  serving on the Novoste
Board at the time of the  Special  Meeting,  and FOR the  proposal  to elect the
Nominees to the Novoste  Board and, in the  discretion  of the persons  named as proxies, on all other matters as may properly come before the Special Meeting.

QUORUM

         In order to conduct any business at the Special Meeting,  a quorum must be present in person or  represented by valid  proxies.  A quorum  consists of a majority  of the shares of Common  Stock  issued and  outstanding  on the Record
Date. All shares that are voted "FOR",  "AGAINST" or "ABSTAIN" (or "WITHHOLD" in the case of election  of  directors)  on any matter  will count for  purposes of establishing  a quorum  and will be treated  as shares  entitled  to vote at the
Special Meeting (the "Votes Present").

VOTES REQUIRED FOR APPROVAL

         VOTES  REQUIRED FOR PROPOSAL 1.  Approval of the proposal to remove all the directors  serving on the Novoste  Board at the time of the Special  Meeting requires the affirmative vote of a majority of the issued and outstanding shares entitled to vote for the election of directors.

         VOTES  REQUIRED  FOR PROPOSAL 2. A plurality of the total Votes Cast is required for the election of the Nominees (assuming a quorum is present). A vote to  "WITHHOLD"  for any nominee  for  director  will be counted for  purposes of determining  the Votes Present,  but will have no other effect on the outcome of the vote on the election of directors.

         Shareholders  may cast their votes by marking the ballot at the meeting or by  specific  voting  instructions  sent with a signed  proxy to  either  the
Committee  in care of MacKenzie  Partners,  Inc. at the address set forth on the back  cover  of  this  Proxy  Statement  or to  Novoste  at  4350  International
Boulevard, Norcross, Georgia 30093 or any other address provided by Novoste.

ABSTENTIONS

         Abstentions  will count as Votes Present for the purpose of determining whether a quorum is  present.  Abstentions  will not be counted as Votes Cast on any proposal set forth in this Proxy  Statement.  Accordingly,  abstentions will have the effect of a vote  against  the  proposal  to remove  all the  directors

                                      -13-

serving at the time of the  Special  Meeting  and no effect  upon the outcome of voting on the proposal to elect the Nominees.

DISCRETIONARY VOTING

         Shares  of Common  Stock  held in  "street  name" and held of record by banks,  brokers or nominees may not be voted by such banks,  brokers or nominees unless the beneficial  owners of such shares provide them with  instructions  on how to vote.

REVOCATION OF PROXIES

         Shareholders  of Novoste may revoke their  proxies at any time prior to exercise  by  attending  the  Special  Meeting  and  voting in person  (although attendance  at  the  Special  Meeting  will  not in  and  of  itself  constitute revocation  of a proxy) or by  delivering a written  notice of  revocation.  The delivery  of a  subsequently  dated  proxy  which  is  properly  completed  will constitute a revocation of any earlier  proxy.  The  revocation may be delivered either to the Committee in care of MacKenzie  Partners,  Inc. at the address set forth  on the  back  cover  of  this  Proxy  Statement  or to  Novoste  at  4350
International Boulevard,  Norcross,  Georgia 30093 or any other address provided by Novoste.  Although a revocation  is  effective  if delivered to Novoste,  the
Committee  requests  that  either  the  original  or  photostatic  copies of all revocations  be mailed to the Committee in care of MacKenzie  Partners,  Inc. at the  address  set forth on the back  cover of this Proxy  Statement  so that the
Committee will be aware of all revocations and can more accurately  determine if and when  proxies  have been  received  from the holders of record on the Record
Date of a majority  of the  outstanding  shares of Common  Stock.  Additionally,
MacKenzie  Partners,  Inc. may use this information to contact  shareholders who have  revoked  their  proxies in order to solicit  later  dated  proxies for the proposals described herein.

IF YOU WISH TO VOTE FOR THE  PROPOSAL  TO REMOVE  THE  DIRECTORS  SERVING ON THE
NOVOSTE BOARD AT THE TIME OF THE SPECIAL MEETING,  AND FOR THE PROPOSAL TO ELECT
THE NOMINEES TO THE NOVOSTE  BOARD,  PLEASE SIGN,  DATE AND RETURN  PROMPTLY THE
ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

         The  solicitation of proxies  pursuant to this Proxy Statement is being made by the Committee.  Proxies may be solicited by mail, facsimile,  telephone, telegraph,  in person and by  advertisements.  The  Committee  will not  solicit proxies via the Internet.

         Steel  Partners  has  entered  into an oral  agreement  with  MacKenzie
Partners,  Inc. for solicitation  and advisory  services in connection with this solicitation,  for which  MacKenzie  Partners,  Inc.  will  receive a fee not to exceed $__________, together with reimbursement for its reasonable out-of-pocket expenses.  MacKenzie  Partners,  Inc.  will solicit  proxies  from  individuals, brokers,  banks, bank nominees and other institutional  holders.  Steel Partners has  requested  banks,  brokerage  houses  and other  custodians,  nominees  and fiduciaries to forward all  solicitation  materials to the beneficial  owners of the shares they hold of record.  Steel  Partners  will  reimburse  these  record holders  for  their  reasonable  out-of-pocket  expenses  in  so  doing.  It  is

                                      -14-

anticipated that MacKenzie Partners,  Inc. will employ  approximately 25 persons to solicit Novoste's shareholders for the Special Meeting.

         The  entire  expense  of  soliciting  proxies  is being  borne by Steel
Partners  pursuant to the terms of the Joint Filing and  Solicitation  Agreement
(as  described  below).  Costs of this  solicitation  of proxies  are  currently estimated to be approximately  $________.  Steel Partners estimates that through the  date  hereof,  its  expenses  in  connection  with  this  solicitation  are approximately  $_________.  Steel Partners  intends to seek  reimbursement  from
Novoste for all expenses it incurs in connection with this  solicitation.  Steel
Partners does not intend to submit the question of such  reimbursement to a vote of security holders of the Company.

                                      -15-

                          OTHER PARTICIPANT INFORMATION

         Each member of the  Committee is a  participant  in this  solicitation.
Warren G.  Lichtenstein  is Chairman of the Board,  Secretary  and the  Managing
Member of Partners LLC, a Delaware limited liability  company,  which in turn is the general  partner of Steel  Partners,  a Delaware  limited  partnership.  The principal business of Steel Partners is investing in the securities of small cap companies.  The  principal  business  of  Partners  LLC is acting as the general partner of Steel  Partners.  The  principal  occupation of Mr.  Lichtenstein  is
investing  in  the  securities  of  small  cap  companies.   J.L.  Howard  is  a
family-owned  investment  company  controlled by Jack Howard.  Mr. Howard is the sole director and Chairman of the Board,  President and Chief Financial  Officer
of J.L. Howard.  The principal  business address of Mr.  Lichtenstein,  Partners
LLC, Steel Partners and J.L. Howard is 590 Madison Avenue, 32nd Floor, New York,
New York 10022. As of the date hereof, Steel Partners is the beneficial owner of
799,337 shares of Common Stock. By virtue of his positions with Partners LLC and
Steel Partners, Mr. Lichtenstein has the power to vote and dispose of the shares owned by Steel  Partners.  As of the date hereof,  J.L. Howard is the beneficial owner of 663  shares of Common  Stock.  By  virtue  of his  positions  with J.L.
Howard, Mr. Howard has the power to vote and dispose of the shares owned by J.L.
Howard.  Except as set forth in this Proxy  Statement,  no  participant  in this solicitation  has a  substantial  interest,  direct  or  indirect,  by  security holdings or otherwise, in any matter to be acted on at the Special Meeting.

         On  January  6,  2006,   Steel   Partners,   Partners  LLC,  Warren  G.
Lichtenstein,  Jack Howard,  James  Henderson,  John Quicke,  Joshua  Schechter,
Harvey Bazaar and Leonard  Toboroff entered into a Joint Filing and Solicitation
Agreement  in which,  among other  things,  (i) the parties  agreed to the joint filing on behalf of each of them of  statements  on Schedule 13D with respect to the  securities of the Company,  (ii) the parties  agreed to solicit  proxies or written  consents  in favor of the removal of all the  directors  serving on the
Novoste Board at the time of the Special  Meeting without cause and the election of the Nominees,  or any other  person(s)  nominated by Steel  Partners,  to the
Novoste Board at the Special  Meeting,  and (iii) Steel Partners  agreed to bear all expenses incurred in connection with the Committee's  activities,  including approved  expenses  incurred  by any of  the  parties  in  connection  with  the solicitation, subject to certain limitations.

         Except as set forth herein (including the Schedules hereto), (i) during the past 10 years, no participant in this  solicitation  has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii)
no participant in this solicitation directly or indirectly beneficially owns any securities of the Company (iii) no  participant  in this  solicitation  owns any securities of the Company which are owned of record but not  beneficially;  (iv)
no participant in this  solicitation has purchased or sold any securities of the
Company  during the past two years;  (v) no part of the purchase price or market value  of the  securities  of the  Company  owned  by any  participant  in  this solicitation  is  represented  by funds  borrowed or otherwise  obtained for the purpose of acquiring or holding such  securities;  (vi) no  participant  in this solicitation  is,  or  within  the  past  year  was,  a party  to any  contract, arrangements or understandings with any person with respect to any securities of the  Company,  including,  but not limited to,  joint  ventures,  loan or option arrangements,  puts or calls,  guarantees  against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no

                                      -16-

associate of any participant in this solicitation owns beneficially, directly or indirectly,  any  securities  of the  Company;  (viii)  no  participant  in this solicitation owns  beneficially,  directly or indirectly,  any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his  associates  was a party to any  transaction,  or series  of  similar transactions,  since the  beginning of the  Company's  last fiscal year, or is a party to any currently proposed transaction,  or series of similar transactions, to which the  Company  or any of its  subsidiaries  was or is to be a party,  in which the  amount  involved  exceeds  $60,000;  and (x) no  participant  in this solicitation or any of his associates has any arrangement or understanding  with any  person  with  respect  to  any  future  employment  by the  Company  or its affiliates,  or with respect to any future  transactions to which the Company or any of its affiliates will or may be a party.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

         According to the Liquidation Proxy Statement, all shareholder proposals to be  considered  for  inclusion in the  Company's  2006 annual  meeting  proxy statement  pursuant  to the  shareholder  proposal  rules  of the  SEC  must  be
submitted  in  writing  to  Corporate  Secretary,   Novoste  Corporation,   4350
International  Boulevard,  Norcross,  Georgia  30093 by April 6, 2006.  Any such proposal received after that date will be considered untimely by the Company and may be excluded from the Company's proxy materials.

         According to the  Liquidation  Proxy  Statement,  in the event that the
2006 annual  meeting of Novoste's  shareholders  is changed by more than 30 days from the date of the 2005 special  meeting in lieu of an annual  meeting,  which was convened on  September  14, 2005,  the  deadline for  providing  the Company notice under the SEC rules will be a reasonable  time before the Company  begins to print and mail its proxy soliciting  materials.  According to the Liquidation
Proxy Statement,  Novoste currently expects that the 2006 annual meeting will be held in the Spring of 2006.

         According to the Liquidation Proxy Statement,  the By-laws establish an
advance  notice   procedure  with  regard  to  proposals   (including   director
nominations)  that  shareholders  otherwise  desire to  introduce  at the annual meeting  without  inclusion in the Company's  proxy  statement for that meeting.
According to the Liquidation Proxy Statement, written notice of such shareholder proposals  for  the  Company's  next  annual  meeting  must be  received  by the
Company's  Corporate Secretary at its principal executive offices not later than
June 16, 2006 and must not have been received earlier than May 17, 2006 in order to be considered timely, and must contain specified  information  concerning the
matters   proposed  to  be  brought  before  such  meeting  and  concerning  the shareholder  proposing such matters.  The matters  proposed to be brought before the meeting also must be proper matters for shareholder action. According to the
Liquidation  Proxy  Statement,  in the event  that the 2006  annual  meeting  of
Novoste's  shareholders  is more than 30 days  before or more than 60 days after
September 14, 2006 (the first  anniversary of the Company's 2005 special meeting in lieu of an annual meeting), written notice of such shareholder proposals must be  received  by  Novoste's  Corporate  Secretary  not later  than the tenth day following the earlier of (a) the day on which public announcement of the date of the Company's  2006 annual  meeting is first made by the Company or (b) the date notice of the annual meeting was mailed to the Company's shareholders.

         We  anticipate  that the  members of the  Novoste  Board  will  solicit proxies  against  the  Committee's  proposals  at the  Special  Meeting  and are expected to furnish a proxy statement in connection with their solicitation. THE

                                      -17-

COMMITTEE HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN  DISCLOSURE  REQUIRED BY
APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN  MANAGEMENT'S  PROXY STATEMENT
RELATING TO THE SPECIAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE,  AMONG
OTHER THINGS,  CURRENT BIOGRAPHICAL  INFORMATION ON NOVOSTE'S CURRENT DIRECTORS,
INFORMATION  CONCERNING  EXECUTIVE  COMPENSATION,  AND AN ANALYSIS OF CUMULATIVE
TOTAL  RETURNS ON AN  INVESTMENT IN THE COMMON STOCK DURING THE PAST FIVE YEARS.
Although we do not have any knowledge  indicating that any statement made by the
Committee herein is untrue, we do not take any  responsibility  for the accuracy or completeness of statements  taken from public documents and records that were not  prepared  by or on our  behalf,  or for any  failure by Novoste to disclose events that may affect the  significance  or accuracy of such  information.  See
Schedule II for information  regarding persons who beneficially own more than 5%
of the shares of Common Stock and the  ownership of the shares by the  directors and management of Novoste.

         The information  concerning  Novoste  contained in this Proxy Statement and the  Schedules  attached  hereto  has been  taken  from,  or is based  upon, publicly available information.

                                            THE NOVOSTE FULL VALUE COMMITTEE

                                           March __, 2006

                                      -18-

                                   SCHEDULE I

                      TRANSACTIONS IN SECURITIES OF NOVOSTE
                            DURING THE PAST TWO YEARS

 ALL TRANSACTIONS HAVE BEEN ADJUSTED TO GIVE EFFECT TO THE ONE-FOR-FOUR REVERSE
                 STOCK SPLIT THAT OCCURRED ON NOVEMBER 4, 2005.

    CLASS                  QUANTITY               PRICE PER              DATE OF
 OF SECURITY               PURCHASED              UNIT ($)              PURCHASE
--------------------------------------------------------------------------------

                             STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
Common Stock                 208,500                 5.8000             10/19/04
Common Stock                   1,600                 2.2844             01/31/06
Common Stock                   2,000                 2.3500             02/01/06
Common Stock                  18,313                 2.4333             02/02/06
Common Stock                   9,700                 2.4995             02/06/06
Common Stock                 159,423                 2.5400             02/15/06

                                J.L. HOWARD, INC.
--------------------------------------------------------------------------------
Common Stock                   1,250                10.9600             04/08/04
Common Stock                     905                10.2400             06/29/04
Common Stock                   1,325                11.6000             07/07/04
Common Stock                   1,250                 7.9200             07/30/04
Common Stock                  (4,749)                5.8000             10/19/04
Common Stock                      13                 4.2000             02/22/05
Common Stock                     150                 4.2000             02/22/05
Common Stock                     500                 3.4400             06/14/05

                             STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
                                      NONE

                             WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
                                      NONE

                                 JACK L. HOWARD
--------------------------------------------------------------------------------
                                      NONE

                                   JOHN QUICKE
--------------------------------------------------------------------------------
                                      NONE

                                      -19-

                                 JAMES HENDERSON
--------------------------------------------------------------------------------
                                      NONE

                                JOSHUA SCHECHTER
--------------------------------------------------------------------------------
                                      NONE

                                HARVEY J. BAZAAR
--------------------------------------------------------------------------------
                                      NONE

                                LEONARD TOBOROFF
--------------------------------------------------------------------------------
                                      NONE

                                      -20-

                                   SCHEDULE II

   THE FOLLOWING TABLE IS REPRINTED FROM NOVOSTE'S DEFINITIVE PROXY STATEMENT
     FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 2006.

                    PRINCIPAL HOLDERS OF NOVOSTE COMMON STOCK

         The following  table  provides  information  as of the record date with respect to the  ownership of shares of our common stock by each person  believed by the Company's management to be the beneficial owner of more than five percent of the  outstanding  common stock.  The  information is based on the most recent
Schedule  13D or 13G  filed  with the SEC on  behalf  of such  persons  or other information made available to the Company,  and has been adjusted to give effect to the one-for-four reverse stock split that occurred on November 4, 2005.

                                                           Beneficial Ownership
                                                           ---------------------
               Name of Beneficial Owner                    Shares     Percentage
               ------------------------                    ------     ----------
Steel Partners II, L.P. and affiliated entities (1)
   590 Madison Avenue, 32nd Floor
   New York, New York 10022                                 608,301      14.9%
JANA Partners LLC (2)
   536 Pacific Avenue
   San Francisco, California 94133                          331,925       8.1%
Wynnefield Capital Management, LLC, Wynnefield
Capital, Inc. and affiliated entities (3)
   450 Seventh Avenue, Suite 509
   New York, New York 10123                                 217,723       5.3%
Trellus Management Company, LLC (4)
   350 Madison Avenue 9th Floor
   New York, New York 10017                                 209,608       5.1%
Lloyd I. Miller, III (5)
   4550 Gordon Drive
   Naples, Florida 34102                                    208,421       5.1%

-----------
(1)  Information  obtained  from  Schedule  13D/A  filed  with  the SEC by Steel
     Partners II, L.P., Steel Partners, L.L.C. and affiliated persons on January
     9, 2006. The Schedule 13D/A discloses that Steel Partners has sole power to vote or direct the vote of and to  dispose of or to direct the  disposition of all these shares.  As the sole executive  officer and managing member of
     Steel Partners L.L.C., Warren G. Lichtenstein may be deemed to beneficially own all of these shares.

(2)  Information  obtained  from  Schedule  13G/A  filed  with  the  SEC by JANA
     Partners LLC on October 27, 2004.  The  Schedule  13G  discloses  that JANA
     Partners  has sole power to vote or direct the vote of and to dispose of or to direct the disposition of all these shares.

                                      -21-

(3)  Information  obtained  from  Schedule 13D filed with the SEC by  Wynnefield
     Partners  Small Cap Value,  L.P.  (WPSCV),  Wynnefield  Partners  Small Cap
     Value,  L.P. I (WPSCV-I),  Wynnefield  Small Cap Value Offshore Fund,  Ltd.
     (WSCVOF),  Wynnefield Capital Management, LLC (WCM) and Wynnefield Capital,
     Inc.  (WCI) on January 6, 2006. The Schedule 13D disclosed that (i) WCM, as sole  general  partner of WPSCV and  WPSCV-I,  and  Nelson  Obus and Joshua
     Landes,  as the  co-managing  members of WCM, have sole power to direct the voting and  disposition  of 67,623 shares  beneficially  owned  directly by
     WPSCV and 83,675  shares  beneficially  owned  directly by WPSCV-I and (ii)
     WCI,  as sole  investment  manager  of WSCVOF,  and Nelson  Obus and Joshua
     Landes,  as the  principal  executive  officers of WCI,  have sole power to direct the voting  and  disposition  of 66,425  shares  beneficially  owned directly by WSCVOF.

(4)  Information  obtained  from  Schedule  13G/A  filed with the SEC by Trellus
     Company,  LLC and Adam  Usdan on  February  7,  2005.  The  Schedule  13G/A
     discloses  that  Trellus and Mr.  Usdan have shared power to vote or direct the vote of and to  dispose of or to direct  the  disposition  of all these shares.

(5)  Information  obtained from Schedule 13G filed with the SEC by Mr. Miller on
     October 14, 2005.  The Schedule 13G indicates  that Mr. Miller has (i) sole voting and dispositive  power with respect to 144,608 shares as the manager of a limited  liability  company  that is the general  partner of a certain limited  partnership  and as an  individual  and  (ii)  shared  voting  and dispositive power with respect to 63,813 shares as an investment advisor to the trustee of certain family trusts.

                                      -22-

                              SCHEDULE II (CONTD.)

   THE FOLLOWING TABLE IS REPRINTED FROM NOVOSTE'S DEFINITIVE PROXY STATEMENT
     FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 2006.

                    SECURITY OWNERSHIP OF NOVOSTE MANAGEMENT

         The following  table  provides  information  as of the record date with respect to the  beneficial  ownership of the Company's  common stock by (1) each director,  (2) each named executive officer as defined by the regulations of the
SEC, and (3) all executive officers and directors as a group. The information in the table gives effect to the one-for-four  reverse stock split that occurred on
November 4, 2005.

                                                                               Total
                                                                             Beneficial
Name                                                   Shares    Options     Ownership    Percentage (1)
----                                                   ------    -------     ---------    --------------

Thomas D. Weldon (2)                                  44,693      28,500       73,193          1.8%
Alfred J. Novak                                           __     154,132      154,132          3.6%
Charles E. Larsen                                     77,791       9,250       87,041          2.1%
William E. Whitmer                                     2,250       9,250       11,500            *
Stephen I. Shapiro                                     1,054       9,250       10,304            *
J. Stephen Holmes                                         __       9,250        9,250            *
Judy Lindstrom                                            __       9,250        9,250            *
Daniel G. Hall                                           750      35,225       35,975            *
Subhash  C. Sarda                                         __      19,608       19,608            *
All executive officers and directors as a group
   (9) persons                                       126,850     283,715      410,253          9.4%

-----------
(*) Less than 1%

(1)  Applicable  percentage  of  ownership  as of the record  date is based upon
     4,083,721 shares of our common stock outstanding.  A person is deemed to be the  beneficial  owner of our common  stock that can be acquired  within 60 days of the record date upon the  exercise of  options,  and that  person's options are assumed to have been exercised  (and the  underlying  shares of our common stock  outstanding)  in  determining  such  person's  percentage ownership.  Consequently,  the denominator for calculating  that percentage may differ for each shareholder.

(2)  Includes 625 shares held in trust for the benefit of Mr.  Weldon's son, 625 shares held by Mr. Weldon as custodian for his nephew, 9,917 shares held by
     Mr. Weldon's spouse and 16,893 shares held by The Weldon Foundation,  Inc., a Florida not-for-profit corporation in which Mr. Weldon is a director. Mr.
     Weldon  disclaims  beneficial  ownership  of all shares  held by The Weldon
     Foundation, Inc.

                                      -23-

                                    IMPORTANT

         Tell your Board what you think!  Your vote is important.  No matter how many shares you own,  please give the  Committee  your proxy FOR the proposal to remove the  directors  serving on the  Novoste  Board at the time of the Special
Meeting and FOR the proposal to elect the Nominees by taking three steps:

         o        SIGNING the enclosed GOLD proxy card,

         o        DATING the enclosed GOLD proxy card, and

         o        MAILING  the  enclosed  GOLD proxy card TODAY in the  envelope provided  (no  postage  is  required  if mailed in the  United
                  States).

         If any of your shares are held in the name of a brokerage  firm,  bank, bank  nominee or other  institution,  only it can vote such shares and only upon receipt of your specific  instructions.  Accordingly,  please contact the person responsible  for your account and instruct that person to execute the GOLD proxy card  representing  your shares.  The Committee  urges you to confirm in writing your  instructions to the Committee in care of MacKenzie  Partners,  Inc. at the address  provided below so that the Committee will be aware of all  instructions given and can attempt to ensure that such instructions are followed.

         If you  have  any  questions  or  require  any  additional  information concerning this Proxy Statement,  please contact MacKenzie Partners, Inc. at the address set forth below.

                            MACKENZIE PARTNERS, INC.

                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                           proxy@mackenziepartners.com

                                       or
                          CALL TOLL FREE (800) 322-2885

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED FEBRUARY 28, 2006

GOLD PROXY

                               NOVOSTE CORPORATION

                         SPECIAL MEETING OF SHAREHOLDERS

                      THIS PROXY IS SOLICITED ON BEHALF OF
                             STEEL PARTNERS II, L.P.

                  THE BOARD OF DIRECTORS OF NOVOSTE CORPORATION
                          IS NOT SOLICITING THIS PROXY

                                    P R O X Y

         The undersigned appoints Jack Howard and Joshua Schechter,  and each of them, attorneys and agents with full power of substitution to vote all shares of common  stock of Novoste  Corporation  ("Novoste"  or the  "Company")  which the undersigned  would be  entitled  to vote if  personally  present at the  Special
Meeting of Shareholders of the Company scheduled to be held on April 13, 2006 at
______ A.M. local time, at the  _________________________,  and including at any adjournments or postponements  thereof and at any meeting called in lieu thereof
(the "Special Meeting").

The undersigned  hereby revokes any other proxy or proxies  heretofore  given to vote or act with  respect to the shares of common  stock of the Company  held by the  undersigned,  and hereby  ratifies and confirms all action the herein named attorneys and proxies,  their  substitutes,  or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes  with respect to any other  matters as may properly  come before the
Special  Meeting that are unknown to Steel  Partners II, L.P. a reasonable  time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE,  THIS
PROXY WILL BE VOTED IN FAVOR OF PROPOSALS 1 AND 2.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Special Meeting.

         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY

        STEEL PARTNERS II, L.P. RECOMMENDS A VOTE FOR PROPOSALS 1 AND 2.

[X] PLEASE MARK VOTE AS IN THIS EXAMPLE

1.       THE  COMMITTEE'S  PROPOSAL TO REMOVE ALL THE  DIRECTORS  SERVING ON THE
         COMPANY'S BOARD OF DIRECTORS WITHOUT CAUSE.

                      FOR                  AGAINST                ABSTAIN
                      [ ]                    [ ]                    [ ]

2.       THE COMMITTEE'S PROPOSAL TO ELECT ITS SLATE OF DIRECTOR NOMINEES TO THE
         COMPANY'S BOARD OF DIRECTORS.

                                                                    FOR ALL
                                                  WITHHOLD           EXCEPT
                                                AUTHORITY TO       NOMINEE(S)
                                   FOR ALL      VOTE FOR ALL        WRITTEN
                                   NOMINEES       NOMINEES           BELOW
Nominees:   Jack Howard              [ ]            [ ]               [ ]
            John Quicke
            James Henderson                                     ________________
            Joshua Schechter
            Harvey Bazaar
            Leonard Toboroff

THE  EFFECTIVENESS  OF  PROPOSAL  NO. 2 IS  CONDITIONED  UPON THE  EFFECTIVENESS
OF PROPOSAL NO. 1.

DATED:
       -----------------------------

------------------------------------
(Signature)

------------------------------------
(Signature, if held jointly)

------------------------------------
(Title)

WHEN  SHARES  ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH  SIGN.  EXECUTORS,
ADMINISTRATORS,  TRUSTEES,  ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.
PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.